

April 28, 2011

Via E-mail
W. Michael Kipphut
Executive VP and Chief Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive, suite 2800
Tampa, FL 33602

> **Re:** **Sykes Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 000-28274**

Dear Mr. Kipphut:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1. We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Income Taxes, page 44

2.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations given a significant portion of earnings from foreign subsidiaries is deemed to be permanently reinvested. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief